SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                          The Leslie Fay Company, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   527016109
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                                 (CUSIP Number)


                             Michael J. Shef, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                               New York, NY 10036
                                 (212) 704-6000
            (Person Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 25, 1999
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 6 Pages)


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--------------------                                       --------------------
CUSIP No. 527016109                  13D                   Page 2   of  6 Pages
--------------------                                       --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John J. Pomerantz

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

     TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,512,564
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         242,598

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,512,564

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON IN



________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed the beneficial owner of 3,512,564 shares of Common Stock, which constitute approximately 66.6% of the Common Stock (based on 6,041,138 shares that the Company reported as outstanding as of July 23, 1999 in its proxy statement dated July 30, 1999 and the Plan of Merger (the "Merger Agreement") dated as of May 12, 1999 among the Company, Fund II, Offshore II, and TCR Acquisition Sub Co., less 1,000,000 shares of Common Stock cancelled pursuant to the Merger Agreement). The 3,512,564 shares of Common Stock include:

          . 242,598 shares (4.6% of the Common Stock), of which 232,598 are subject to presently exercisable stock options, that are directly owned by the Reporting Person;

          . 2,054,885 shares (40.8% of the outstanding shares of Common Stock) that are directly owned by Offshore II; and

          . 1,215,081 shares (24.1% of the outstanding shares of Common Stock) that are directly owned by Fund II.

         (b) The Reporting Person has shared power to vote, and sole power to dispose of, 242,598 shares of Common Stock directly owned by him, of which 232,598 shares are subject to presently exercisable stock options.

         To the knowledge of the Reporting Person, and based solely on information contained in a Schedule 13D filed by the Three Cities Funds, TCR Associates, L.P., Three Cities Research, Inc., TCR Offshore Associates, L.P., Three Cities Associates, N.V. and J. William Uhrig, on May 24, 1999 and amended on August 5, 1999 and August 25, 1999 (as so amended, the "Three Cities 13D"), the Reporting Person also shares the power to vote 3,269,966 shares of Common Stock as follows:

          . Fund II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock. The 3,512,564 shares of Common Stock include 1,215,081 shares directly owned by Fund II, 2,054,885 shares directly owned by Offshore II and 242,598 shares directly owned by the Reporting Person, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 4. Fund II may be deemed to share the power to vote or direct the vote of 1,457,679 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 1,215,081 shares of Common Stock.

          . Offshore II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,512,564 shares of Common Stock. The 3,512,564 shares of Common Stock include 2,054,885 shares directly owned by Offshore II, 1,215,081 shares directly owned by Fund II and 242,598 shares directly owned by the Reporting Person, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 4. Offshore II may be deemed to share the power to vote or direct the vote of 2,297,483 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 2,054,885 shares of Common Stock.

         The Reporting Person does not have any power to dispose of any shares of Common Stock direcly owned by Offshore II or Fund II.

         To the knowledge of the Reporting Person and based solely on the Three Cities 13D, the information required by Item 2 with respect to each person with whom the Reporting Person shares the power to vote is as follows:

          . Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

          . Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles.

          . None of the entities identified in this Item 5 with whom the Reporting Person shares the power to vote has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          . None of the entities identified in this Item 5 with whom the Reporting Person shares the power to vote has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) The Reporting Person has not engaged in any transaction during the past 60 days in any shares of Common Stock.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held directly by the Reporting Person.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  December 6, 1999


                                               /S/ JOHN J. POMERANTZ
                                               ---------------------
                                                   John J. Pomerantz